UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AlTi Global, Inc.

(Name of Subject Company (Issuer))

AlTi Global, Inc.

(Name of Filing Persons (Issuer))

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

02157E114

(CUSIP Number of Class of Securities)

Michael Tiedemann

Chief Executive Officer

AlTi Global, Inc.

520 Madison Avenue, 21st Floor

New York, New York 10022

(212) 396-5904

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Samantha M. Kirby, Esq. Jeffrey A. Letalien, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Colleen Graham Global General Counsel AlTi Global, Inc. 520 Madison Avenue, 21st Floor New York, New York 10022 (212) 396-5904

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by AlTi Global, Inc. (the “Company,” “us” or “we”), a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on May 5, 2023 (such statement filed on May 5, 2023, the “Original Schedule TO”) and, as amended and supplemented from time to time, the “Schedule TO”), and relates to an offer by the Company to each of its warrant holders to receive 0.25 shares of Class A Common Stock, par value $0.0001 per share, of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange that is included in Amendment No. 2 to the registration statement on Form S-4 filed on May 24, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A). Except as otherwise stated herein, the information set forth in the Original Schedule TO and each of the exhibits thereto is unchanged.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend (the “Warrant Amendment”) that certain Amended and Restated Warrant Agreement, dated as of January 3, 2023 (the “Warrant Agreement”), by and between the Company (f/k/a Cartesian Growth Corporation, a Cayman Islands exempted company (“Cartesian”) before our business combination (the “Business Combination”)) and Continental Stock Transfer & Trust Company, as warrant agent that governs all of the Warrants to modify the terms of the Warrants such that: (i) the Warrants may be exchanged, at the Company’s discretion, for shares of Class A Common Stock without payment by the holder of the exercise price and (ii) in the event that the Company elects to exchange all of the outstanding Warrants, the Exercise Period (as such term is used in the Warrant Agreement) expires after the Adjusted Expiration Date (as such term is used in the Warrant Amendment). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants, the vote or written consent of at least 65% of the number of the then outstanding Private Placement Warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to each of (i) the adoption of the Consent Solicitation and (ii) the Company’s obligation to accept for exchange Warrants for shares of Class A Common Stock in the Offer, is the receipt of the consent of holders of at least 65% of the outstanding Public Warrants and 65% of the outstanding Private Placement Warrants. Holders of Warrants may not tender their Warrants without consenting to the Warrant Amendment.

The purpose of this Amendment is to amend and supplement the Schedule TO to include an amended Prospectus/Offer to Exchange, filed as Exhibit (a)(1)(A) in Item 12 hereof, which provides new financial information as of, and for the quarter ended, March 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed on May 22, 2023, and as described below in Item 10 hereof, and certain revisions and additional disclosure resulting from communications with the staff of the SEC relating to the Company’s Registration Statement on Form S-4 with respect to the Offer and its Registration Statement on Form S-1 previously filed with the SEC, including (i) the addition of certain materiality qualifiers and other changes to the conditions to the Offer and Consent Solicitation to limit the Company’s discretion with respect thereto, (ii) disclosure of the exercise price for the Warrants relative to the current trading price of the Class A Common Stock as of a recent practicable date and (iii) certain revisions to the Company’s disclosure made to conform to revisions to the Registration Statement on Form S-1. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 10. Financial Statements.

(a)

Financial Information. The financial information included as Item 8 in the Company’s 2022 Annual Report on Form 10-K, filed with the SEC on April 17, 2023, and its Current Report on Form 8-K filed on January 9, 2023, as amended on April 18, 2023, its Quarterly Report on Form 10-Q filed on May 22, 2023, as well as the financial statements and other financial information contained in the Prospectus/Offer to Exchange, is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)

Pro Forma Information. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated by reference herein.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-271672) filed by the Company with the SEC on May 24, 2023).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, dated May 5, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on May 5, 2023).

(b)	Not applicable

(d)(i)	Amended and Restated Business Combination Agreement, dated October 25, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed October 26, 2022).

(d)(ii)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(iii)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(iv)	Amended and Restated Warrant Agreement, dated January 3, 2023, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(v)	Form of Indemnification Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(vi)	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 9, 2023)

(d)(vii)	2023 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(viii)	2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(ix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed September 23, 2021).

(d)(x)	Form of Amendment to Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed October 26, 2022).

(d)(xi)	Registration Rights and Lock-Up Agreement, dated as of January 3, 2023, between the Company and the Holders (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xii)	Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed September 23, 2021).

(d)(xiii)	Form of Amendment to Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed October 26, 2022).

(d)(xiv)	Form of Shareholder IRA (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-4 filed February 11, 2022).

(d)(xv)	Form of Voting IRA (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 filed February 11, 2022).

(d)(xvi)	Tax Receivable Agreement, dated as of January 3, 2023, between the Company and the TWMH Members, the TIG GP Members and the TIG MGMT Members (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xvii)	Credit Agreement, dated as of January 3, 2023, between the Company, BMO Harris Bank N.A., the guarantors from time to time party thereto and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xviii)	Executive Employment and Restrictive Covenant Agreement, dated as of January 3, 2023, among the Company, TIG Advisors, LLC and Kevin Moran (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xix)	Amended and Restated Tiedemann Employment Agreement, dated as of January 3, 2023, by and between the Registrant and Michael Tiedemann (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xx)	Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed January 27, 2023).

(d)(xxi)	Alvarium Exchange Agreement, dated as of September 19, 2021 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-4 filed September 27, 2022).

(d)(xxii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 5, 2023).

(d)(xxiii)	Tender and Support Agreement, dated as of May 4, 2023, by and between the Company and Supporting Stockholders (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 5, 2023).

(g)	Not applicable

(h)	Tax Opinion of Goodwin Procter LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 5, 2023).

(b)	Filing Fee Table.

Filing Fee Table.*

Item 13. Information Required By Schedule 13E-3.

Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AlTi Global, Inc.

By:	/s/ Michael Tiedemann
Michael Tiedemann
Chief Executive Officer and Director

Dated: May 24, 2023